# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ares Management Corporation, CIK 0001176948
CUSIP: 03990B101
Title of class of securities: Class A common stock, par value $0.01 per share
Address of issuer's principal executive offices: 1800 Ave of the Stars, Suite 1400, Los Angeles, California (CA), 90067
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-19-008758
Filed by CIK 0001620263

## Reporting persons
- Ares Partners Holdco LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 116,968,418; sole dispositive power 0; shared dispositive power 116,968,418; aggregate amount beneficially owned 116,968,418 (37.4% of the class)
  Comment: The reported securities represent (i) 7,161,729 shares of Class A common stock, par value $0.01 per share, of the Issuer ("Class A Shares") and (ii) 109,806,689 partnership units of Ares Holdings L.P., which are convertible one for one into Class A Shares, subject to certain restrictions ("AOG Units").
  
  The percent of class is calculated based on (i) 203,362,482 Class A Shares outstanding on December 31, 2024, based on information provided by the Issuer, as increased by (ii) 109,806,689 Class A Shares issuable upon conversion of 109,806,689 AOG Units held by Ares Owners Holdings L.P. ("Ares Owners").
- Ares Owners Holdings L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 116,968,418; sole dispositive power 0; shared dispositive power 116,968,418; aggregate amount beneficially owned 116,968,418 (37.4% of the class)
  Comment: The reported securities represent (i) 7,161,729 Class A Shares and (ii) 109,806,689 Class A Shares issuable upon conversion of 109,806,689 AOG Units.
  
  The percent of class is calculated based on (i) 203,362,482 Class A Shares outstanding on December 31, 2024, based on information provided by the Issuer, as increased by (ii) 109,806,689 Class A Shares issuable upon the conversion of 109,806,689 AOG Units held by Ares Owners.

## Item 1. Issuer
Name of issuer: Ares Management Corporation
Address of issuer's principal executive offices: 1800 Avenue of the Stars Suite 1400 Los Angeles, CA, 90067

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, each of whom is referred to herein as a "Reporting Person" and together as the "Reporting Persons":
1. Ares Partners Holdco LLC ("Ares Partners")
2. Ares Owners Holdings L.P. ("Ares Owners" and, together with Ares Partners, the "Ares Filing Persons")
Address of principal business office or, if none, residence:
1800 Avenue of the Stars, Suite 1400
Los Angeles, California 90067
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to Item 9 on each cover page.

The securities reported on this Schedule 13G include an aggregate of 7,161,729 Class A Shares held by Ares Owners and an aggregate of 109,806,689 AOG Units held by Ares Owners. The general partner of Ares Owners is Ares Partners. Ares Partners is managed by a board of managers, which is composed of Michael J Arougheti, R. Kipp deVeer, David B. Kaplan, Antony P. Ressler and Bennett Rosenthal (each a "Board Member" and collectively, the "Board Members"). Mr. Ressler generally has veto authority over decisions of the Board Members. Based on information reported in Statements on Schedule 13G filed by, or information received from, the Board Members, the Class A Shares held by Ares Owners, if aggregated with other Class A Shares beneficially owned by each of the individual Board Members, would equal 121,252,571 Class A Shares in the aggregate, including shares that may be acquired upon the exchange of AOG Units held by Ares Owners and Class A Shares that may be acquired by the individual Board Members upon the vesting of Restricted Stock Units ("RSUs") held by such Board Member, representing 38.4% of the outstanding Class A Shares (based on 203,362,482 outstanding shares and assuming the exchange of such AOG Units and the vesting of such RSUs).
Percent of class:
See responses to Item 11 on each cover page.

The percentages reflected on the cover pages to this Schedule 13G are calculated based on (i) an aggregate of 203,362,482 Class A Shares outstanding as of December 31, 2024, as reported by the Issuer, as increased by (ii) 109,806,689 Class A Shares issuable in respect of 109,806,689 AOG Units held by Ares Owners.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
The limited partners of Ares Owners have the right to receive dividends from, or proceeds from the sale of, the Class A Shares that are held of record by Ares Owners on behalf of such limited partner. Ares Owners holds greater than 5% of the Class A Shares on behalf of Mr. Ressler, or on behalf of a vehicle Mr. Ressler controls. No other person has the right to receive dividends from, or the proceeds from the sale of, more than five percent of the Class A Shares. Calculated as of December 31, 2024, Ares Owners holds the following amounts of Class A Shares and AOG Units on behalf of the individual Board Members, or on behalf of a vehicle controlled by such Board Member, in their capacity as limited partners of Ares Owners:

Board Member Class A Shares AOG Units Total
Michael J Arougheti 0 9,021,596 9,021,596
R. Kipp deVeer 0 1,210,409 1,210,409
David B. Kaplan 1,150,052 8,421,596 9,571,648
Antony P. Ressler 4,625,625 49,764,375 54,390,000
Bennett Rosenthal 1,076,052 8,421,596 9,497,648

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
https://www.sec.gov/Archives/edgar/data/1620263/000110465919008758/a19-4665_8ex99d1.htm

## Signatures
- Ares Partners Holdco LLC: /s/ Anton Feingold, Anton Feingold/Authorized Signatory (02/14/2025)
- Ares Owners Holdings L.P.: /s/ Anton Feingold, Anton Feingold/Authorized Signatory (02/14/2025)